UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
August 27, 2009
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 27, 2009
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

Harmony expands Papua New Guinea exploration portfolio
Johannesburg. Thursday, 27 August 2009. Harmony Gold Mining Company Limited (Harmony) is pleased to advise that it has acquired two new exploration projects, the Amanab and the Mt Hagen Projects, in Papua New Guinea (PNG).
These exploration licenses (EL) complement the exploration activities undertaken by Harmony and underscore the company’s commitment and belief in the developing minerals industry in PNG.
Amanab Project EL1708
Amanab project EL1708 was granted on 6 July 2009 and comprises of about 863 square kilometres of tenure. The tenement is located approximately 160km north of the OK Tedi copper-gold mine in the Sandaun Province and was pegged to target the bedrock source of the alluvial goldfield centered on the Yup River.
Mt Hagen Project EL1611 & EL1596
The Mt Hagen project comprises two contiguous tenements encompassing approximately 1100 square kilometres of tenure. The tenements are located approximately 20km north-northeast of Mt Hagen and are readily accessible via the Highlands Highway connecting Lae and Porgera.
Harmony acquired 100% of the mineral rights for EL1596 from Frontier Resources for the cash consideration of A$300,000.
Harmony also acquired the rights to explore the adjacent tenement EL1611 over a four year period, with the condition that Harmony’s exploration program meets the minimum annual expenditure commitment. At any time during this period Harmony may exercise an option to purchase 100% of the tenement for a total cash consideration of 6 million Kina.
Issued by Harmony Gold Mining
Company Limited
27 August 2009
For more details contact:
Graham Briggs
Chief Executive Officer
on +27(0)83 265 0274
or
Marian van der Walt
Executive: Corporate and Investor
Relations
on +27 (0)82 888 1242
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za

JSE:	HAR
NYSE:	HMY
NASDAQ:	HMY
ISIN No.:	ZAE000015228

     Below is an outline showing locations of Harmony’s mining and exploration tenture in Papua New Guinea ends.